EXHIBIT 3.4

GEMSTAR - TV GUIDE INTERNATIONAL, INC.

A Delaware Corporation

Amended and Restated By-laws

Amendments

Section 2.1 Number and Term of Office.

(a) The governing body of this Corporation shall be a Board of Directors. The Board of Directors shall be comprised of not less than three (3) members. The Board of Directors, by action taken by the affirmative vote of not less than a majority of the total number of members of the Board of Directors then authorized at a regular meeting or a special meeting called for that purpose, may increase or decrease the number of directors. Directors need not be stockholders of the Corporation. No class or series of preferred stock shall be entitled to elect any additional directors, although the terms of any class or series of preferred stock may provide that the shares of such class or series are entitled to vote in elections of directors.

Section 2.8 Quorum and Organization of Meetings.

A majority of the total number of members of the Board of Directors then authorized shall constitute a quorum for the transaction of business, but, if at any meeting of the Board of Directors (whether or not adjourned from a previous meeting) there shall be less than a quorum present, a majority of those present may adjourn the meeting to another time and place, and the meeting may be held as adjourned without further notice or waiver. Except as otherwise required by law or provided by the Certificate or these

By-laws, directors present at any meeting at which a quorum is present for the transaction of business may by majority vote decide any question brought before such meeting. Meetings shall be presided over by the Chief Executive Officer, or in his or her absence, by his or her designee. The Board of Directors shall keep written minutes of its meetings. The Secretary of the Corporation shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 5.5 Amendments.

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors, by action taken by the affirmative vote of not less than a majority of the total number of members of the Board of Directors then authorized, is hereby expressly authorized and empowered to adopt, amend or repeal any provision of the By-laws of this Corporation.

Subject to the rights of the holders of any class or series of preferred stock, these By-laws may be adopted, amended or repealed by the affirmative vote of the holders of not less than 66 2/3% of the total voting power of the Voting Securities of the Corporation entitled to vote thereon; provided, however, that this paragraph shall not apply to, and no vote of the stockholders of the Corporation shall be required to authorize, the adoption, amendment or repeal of any provision of the By-laws by the Board of Directors in accordance with the preceding paragraph.

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